EXHIBIT 16


LETTER ON CHANGE IN CERTIFYING ACCOUNTANT FROM WIENER, GOODMAN & COMPANY, P.C.




December 31, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Dear Sirs:

          We have read Item 4.01 of the Form 8-K dated January 4, 2010, of Emerging Media Holdings, Inc. and are in agreement with the statements contained in the first and second paragraphs of Item 4.01 on Page 2 therein. We have no basis to agree or disagree with the other statements of the Company contained therein.

          We hereby confirm that there were no "reportable events" (as defined in Item 304(a)(v) of Regulation S-K) that occurred within the two most recent fiscal years of Emerging Media Holdings, Inc.



Sincerely,

By:  /s/ Wiener, Goodman & Company, P.C.
Wiener, Goodman & Company, P.C.

cc:   Iurie Bordian